Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

iPath ® Bloomberg Commodity Index Total Return SM ETN July 2023 This document is for informational purposes only and not for onward distribution . It is not intended for retail investors . Please see important disclosures at the end of this document . Data is sourced as of May 31 st, 2023 unless otherwise stated . Further information is available upon request . DJP

Barclays and iPath ® Exchange Traded Notes (ETNs) 1 Cost - Effectiveness Liquidity Access Transparency • Asset classes, markets and/or investment strategies available that may otherwise require significant trading infrastructure and/or expertise • Daily for most indices • Use the most liquid instruments • Execution out - sourced to Barclays • Tight pricing levels from wholesale trading operations • Minimized operational costs • Capital efficient, with the possibility of exposure via unfunded excess return swaps • Rules - based, i.e. no discretion or “style drift” • Daily index level publication on Bloomberg and Barclays Index Website • Full disclosure on transaction costs and fees This document is for informational purposes only. It is not intended for distribution to retail customers. 1 Source: Barclays, Bloomberg. As of 31 May 2023. About the iPath ® Platform ■ The iPath ® platform was launched in 2006 and issued the first ever ETN in the US market. ■ iPath ® ETNs have over ~$1.6 billion 1 in assets under management. ■ At present, Barclays is also the third largest 1 issuer of ETNs in US with over 14% market share 1 . ■ iPath ® ETNs seek to deliver hard to access or innovative market exposures in a convenient and operationally efficient format. Our current ETNs offer exposures across Commodities, MLPs and Volatility ( VIX ® ). ■ Investor interest in QIS has increased significantly over the years based on their potential advantages such as:

Commodity Exposure Access Vehicles This document is for informational purposes only. It is not intended for distribution to retail customers. Physical Commodity • Pure exposure • Buy/sell at spot price • Delivery, storage, spoilage • Impractical for most Futures or Derivatives • No delivery, storage, spoilage issues • Liquid access in many cases • Futures prices differ from spot prices and may be subject to roll cost • Predominantly limited to institutional investors Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) accounts • May employ strategies that seek to deliver enhanced returns • Generally invest in futures and subject to spot price deviations • Tend to be niche and categorized as trend followers • Typically charge high fees • Require disclosure documentation • Limited liquidity Hedge Funds • May employ strategies that seek to deliver enhanced returns • Generally invest in futures and subject to price differences versus spot • Many have higher fees and counterparty risk compared to futures investments • High cost • High investment minimum • Limited transparency • Limited liquidity Mutual Funds • Lower costs (when compared to the above access vehicles) • Lower investment minimums than futures or derivatives • Generally invest in equities with exposure to commodities or commodities futures • Many have higher fees and counterparty risk compared to futures investments • Limited transparency • No intraday liquidity • Differing objectives and underlying holdings Exchange Traded Products (ETFs, ETNs) • Lower costs (when compared to the above access vehicles) • Liquid access (as long as listed on an exchange) • Transparency • Liquidity subject to adequate supply and demand on exchange • Subject to issuer credit risk • Limited or no recourse to actual portfolio of securities or assets Potential Benefits Challenges 2 Access Vehicle

Commodity Index Roll Yield Roll yield is an important component of commodity index returns and will depend on the shape of the futures curve 3 Price Time to Expiry Price Time to Expiry • An expiring contract is sold and a longer - term contract is purchased at a lower price • May positively impact a long position in a futures contract • An expiring contract is sold and a longer - term contract is purchased at a higher price • May negatively impact a long position in a futures contract For illustrative purposes only. Each scenario above assumes that the price and shape of the futures curve remains constant and a long position in a futures c ont ract is rolled. . This document is for informational purposes only. It is not intended for distribution to retail customers. Backwardation Contango

ETN iPath Bloomberg Commodity Index Total Return ETN Bloomberg Ticker DJP Inception Date 6 - Jun - 06 Maturity Date 12 - Jun - 36 CUSIP 06738C778 ISIN US06738C7781 Bloomberg Intraday Indicative Value Ticker DJPIV Underlying Index Bloomberg Ticker BCOMTR Investor Fee Rate 0.70% per annum Primary Exchange NYSE Arca 4 This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023. Investment Rationale Key Information Flagship Product Futures Exposure Potential Portfolio Diversification First generation iPath® Commodity ETN launched in 2006 Offers exposure to front - month futures contracts Broadly and diversified commodity index, weighted according to liquidity & production iPath ® Bloomberg Commodity Index Total Return SM ETN ( Ticker: DJP) Provides balanced exposure across the commodities universe and a variety of commodity sectors

ETN and Index Historical Performance 5 *For any historical period of one year or longer, closing indicative note value returns are shown on an annualized basis . Past and/or simulated past performance are not reliable indicators of future performance. See information on the performance data in the Index Performance Disclaimer at the end for further information. This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023. Index Performance Index Returns 1 Month 3 Month 6 Month 1 Year 3 Year Since DJP Inception Bloomberg Commodity Index Total Return -5.64% -6.54% -13.54% -22.48% 17.12% -2.26% DJP Closing Indicative Note Value Return -6.54% -7.69% -15.67% -25.67% 19.50% -3.11%

6 Portfolio Diversification BCOM Sector Allocations BCOM Daily Returns Correlation DJP offers investors the opportunity to participate in the potential returns of a unique asset class DJP Bloomberg Commodity Index Total Return SM Index Correlation 1 S&P 500 ® Index 0.34 Bloomberg US Aggregate Index - 0.07 MSCI EAFE Index 0.32 MSCI EM Index 0.43 Benchmark Indices referenced: (1) S&P 500® Total Return Index (Bloomberg Ticker: SPTR), (2) MSCI EAFE Net Total Return USD In dex (Bloomberg Ticker: NDDUEAFE Index), (3) MSCI Emerging Net Total Return USD Index (Bloomberg Ticker: NDUEEGF Index), (4) Bloomberg Barclays US Aggregate Total Return Value Unhedged USD (Bloomberg Ticker: LBUSTRUU Index ) Index Base Date: (1) Bloomberg Commodity Index : 01/02/1991 (2) Barclays Commodity Index Pure Beta: 12/31/1999 Index Live Date: (1) Bloomberg Commodity Index : 11/15/2001 (2) Barclays Commodity Index Pure Beta: 01/31/2011 All index performance data between the “Index Base Date” and the “Index Live Date” is hypothetical and back - tested 1 Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Pe rfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent. This document is for informational purposes only. It is not intended for distribution to retail customers. Source: Barclays, Bloomberg. As of 31 May 2023.

# ETNs vs ETFs

## The following table describes some of the key differences and similarities between ETNs and ETFs:

| | ETNs | ETFs |
|---|---|---|
| **Liquidity** | Daily on exchange, subject to trading market | Daily on exchange, subject to trading market |
| **Registration** | Securities Act of 1933 | Investment Company Act of 1940 |
| **Recourse** | Issuer credit | Portfolio of securities |
| **Principal Risk** | Market and issuer risk | Market risk |
| **Tracking Error**[1] | Minimal to none | Low |
| **Tax Issues** | Capital gains only realized upon the sale, redemption or maturity of the ETN. No dividend distributions. Interest paid only on ETNs designed to pay a periodic coupon. Significant aspects of the tax treatment of ETNs are uncertain. You should consult your tax advisor about your own situation. | Potential exposure to capital gains and losses of portfolio, although creation/redemption mechanism works to minimize this. Dividends and interest income passed through to shareholders. |
| **Transparency** | Performance of ETNs generally depends on the return of the underlying index, less applicable fees and costs. There is typically not an underlying portfolio of securities that investors have recourse to. | Performance of ETFs generally depends on the return on a portfolio of securities or instruments held by the fund, less applicable fees and costs. Holdings of the fund are disclosed by the fund sponsor. |
| **Accessibility** | Access through any brokerage account (certain firms may have restrictions on product availability on their platforms) | Access through any brokerage account (certain firms may have restrictions on product availability on their platforms) |
| **Institutional Size Redemption** | Daily to the issuer, subject to minimum redemption amount | Daily via custodian, subject to minimum redemption amount |
| **Short Sales**[2] | Yes, on an uptick or a downtick | Yes, on an uptick or a downtick |

*[1] Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.*
*[2] With short sales, an investor faces the potential for unlimited losses as the security's price rises.*
*This document is for informational purposes only. It is not intended for distribution to retail customers.*

iPath

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Disclaimers

# Index Performance Disclaimer

This communication includes past performance data related to select indices developed and published by Barclays Bank PLC ("Barclays"). This disclaimer is intended to highlight the risks inherent in assessing such performance data.

Index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Base Date is defined as the first date for which the level of the index has been calculated. The Index Live Date is defined as the date on which the index rules were established and the index was first published. In assessing past performance, it is important to distinguish Past simulated index performance from Past index performance:

**Past simulated index performance**
Past simulated index performance refers to the period from the Index Base Date to the Index Live Date. This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays' interest to demonstrate favorable simulated index performance. The actual performance of the index may vary significantly from the past simulated performance. Past simulated index performance is not a reliable indicator of future performance.

**Past index performance**

Past index performance refers to the period from the Index Live Date to the date of this presentation. This performance is actual past performance of the index. Past index performance is not a reliable indicator of future performance.

Past index performance is usually highlighted in blue and designated as "Live"". Past simulated index performance is usually not highlighted.

Past and / or Past simulated index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, Past and Past simulated index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Unless stated otherwise, performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns. For the purpose of regulatory compliance and to facilitate comparison, performance data include returns calculated for each of the five consecutive 12 month periods extending back from month-end of last month. However, Barclays has provided additional information to supplement statutory and/or regulatory requirements.

The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement.

The performance data reflect all costs, charges and fees that are incorporated into the index formula (if any). Depending on the transaction/product terms, additional charges may apply as part of the transaction/product; such charges are not reflected in the performance statistics.

Barclays or an affiliate of Barclays prepared the provided performance information (including the simulated performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index.

iPath

*This document is for informational purposes only. It is not intended for distribution to retail customers.*

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BARCLAYS

# Select Risk Considerations

**An investment in the iPath ETNs described herein (the "ETNs") involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under "Select Risk Considerations" on the relevant product pages, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable product prospectus.**

**You May Lose Some or All of Your Principal:** The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price ("VWAP") level, in the case of the iPath® S&P MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level, is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

**Credit of Barclays Bank PLC:** The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

**A Trading Market for the ETNs May Not Develop:** Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

**No Interest Payments from the ETNs:** You may not receive any interest payments on the ETNs.

**Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:** You must redeem at least 30,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

**Uncertain Tax Treatment:** Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

**Issuer Redemption:** If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

*This document is for informational purposes only. It is not intended for distribution to retail customers.*

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Select Risk Considerations This document is for informational purposes only. It is not intended for distribution to retail customers. Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communi cat ion relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents B arc lays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by se arching the SEC online database (EDGAR) at www.sec.gov . Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll - free 1 - 888 - 227 - 2275 (extension 7 - 7990). © 2023 Barclays Bank PLC. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. "Bloomberg®", "B loo mberg Commodity IndexSM ", "Bloomberg Commodity Index Total ReturnSM " and "BCOM" are service marks of Bloomberg Finance L.P. and its affiliates (collectively, "Bloomberg") and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsor ed, endorsed, sold or promoted by Bloomberg, or any of their subsidiaries or affiliates. None of Bloomberg, or any of their subsidiaries or affiliates makes an y representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing i n s ecurities or commodities generally or in the ETNs particularly.” All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners . NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE The prospectus for the ETN can be accessed at ipathetn.barclays /DJP 10